EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

						Six Months
						Ended
	2001	2002	2003	2004	2005	June 30, 2006

Consolidated pretax income	$218,336	$309,340	$396,217	$521,212	$721,051	$295,753

Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(26)	(2,689)	94	(5,772)	(315)	345

Amortization of capitalized interest	31,878	32,162	38,263	41,764	45,483	21,365

Interest	55,327	49,086	50,125	53,242	66,697	34,626

Less interest capitalized during the period	(31,675)	(39,695)	(42,602)	(52,015)	(65,959)	(34,626)

Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678	3,457

EARNINGS	$281,030	$354,883	$448,070	$564,070	$772,635	$320,920

Interest	$55,327	$49,086	$50,125	$53,242	$66,697	$34,626

Interest portion of rental expense	7,190	6,679	5,973	5,639	5,678	3,457

FIXED CHARGES	$62,517	$55,765	$56,098	$58,881	$72,375	$38,083

Ratio of earnings to fixed charges	4.50	6.36	7.99	9.58	10.68	8.43